UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024.

Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F □  Form 40-F ⊠

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Amendment of the Company is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272706) and the Registration Statement on Form F-10 (File No. 333-276333) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date: March 22, 2024	By:	/s/ Doug Drysdale
	Name:	Doug Drysdale
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Material Change Report dated March 21, 2024